Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 7, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	McGraw-Hill Global Education Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed April 18, 2014
File No. 333-193697

Dear Ms. Nguyen:

On behalf of McGraw-Hill Global Education Holdings, LLC, a Delaware limited liability company (the “Company”), and McGraw-Hill Global Education Finance, Inc., a Delaware corporation (together with the Company, the “Issuers”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S–4 of the Issuers (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2014.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 5, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

Loan Lauren P. Nguyen

McGraw-Hill Global Education Holdings, LLC

May 7, 2014

The Company has asked us to convey the following as its responses to the Staff:

Net Income Reconciliation to EBITDA, Adjusted EBITDA and Post-Plate Adjusted Cash EBITDA, page 67

1.	We note that you present 2013 amounts, including Post-Plate Adjusted Cash EBITDA, based on the combined results for the predecessor and successor, as shown in the table on pages 63 and 70. As noted in our previous comment 20, it would be inappropriate to merely combine information for the pre-and post- transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Therefore, since you present pro forma results for 2013 on page 61, please use those pro forma results in your computation of non-GAAP financial measures for 2013.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 68 of Amendment No. 2.

2.	It appears from footnote (l) that your calculation of Pro Forma Post-Plate Adjusted Cash EBITDA reflects management’s expectation of the impact of cost savings attributable to initiatives implemented and those you believe can be implemented in the next twelve months. Please note that pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination are not appropriate and should be eliminated from the calculation. Forecasts or projections may be the most appropriate way to depict the effect of such actions. If you choose to present forecasts or projections depicting anticipated cost savings, please refer to Item 10(b) of Regulation S-K for guidance.

The Company acknowledges the Staff’s comment and acknowledges that the Pro Forma Post-Plate Adjusted Cash EBITDA calculation includes an adjustment for cost savings for initiatives that are implemented and that the Company expects to be implemented within twelve months. The Company has revised the Registration Statement to clarify that Pro Forma Post-Plate Adjusted Cash EBITDA is calculated for a twelve month period in accordance with the financial definitions in the agreements governing its senior secured credit facilities and senior secured notes. As such, the Company has modified its Adjusted EBITDA presentation to clearly display the items composing required add-backs to Adjusted EBITDA, in calculating Adjusted EBITDA for its financial ratios under its debt agreements. The EBITDA measure includes required adjustments to EBITDA for restructuring costs, elimination of former Parent corporate overhead, transaction and acquisition costs, the annual management fee to the Sponsor, as well as cost savings related to the comprehensive cost savings program, in each case calculated for the twelve-month period. To avoid any confusion with the Unaudited Pro Forma Combined Consolidated Statement of Operations on page 60, the Company has removed the “Pro Forma Post-Plate Adjusted Cash EBITDA” separate presentation and included its respective items with the other required add-backs to Adjusted EBITDA. Please see pages 28, 29, 67, 68 and 69 of Amendment No. 2.

Overall Operating Results, page 69

3.

We note the table on page 70 presents 2013 operating results for the predecessor and successor periods, and also combines these two periods to show a full 12 months for 2013. As noted in our previous comment 20, it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It is unclear from

Loan Lauren P. Nguyen

McGraw-Hill Global Education Holdings, LLC

May 7, 2014

your current presentation how you addressed our previous comment 20. Further, we note your discussion of operating results does not refer to the combined periods. As such, please remove the column combining the predecessor and successor periods in 2013. Similar presentations throughout your filing, such as the table on page 63, should also be revised.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 63, 68 and 70 of Amendment No. 2.

4.	You have based much of your comparative discussion on amounts excluding purchase accounting, and have presented figures calculated in this manner within your narrative. While a discussion of the impact purchase accounting had on GAAP figures may be appropriate, the presentation of figures excluding the effect of such impact is not appropriate. Please revise your narrative.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 70 and 71 of Amendment No. 2.

Report of Independent Registered Public Accounting Firm, page F-1

5.	Please revise the opinion paragraph to refer to the periods presented in your financial statements, as detailed in the first paragraph.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-1 of Amendment No. 2.

Notes to the Combined Consolidated Financial Statements

Note 20. Subsequent Events, page F-47

6.	Please revise the disclosure related to your acquisition of the remaining 80% interest in Area 9 to indicate the value of the non-cash portions of the consideration paid as well as the aggregate purchase price.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-47 of Amendment No. 2.

Exhibit Index

7.

We note your response to our prior comment 24. Please explain to us why the Shareholder Agreement of Georgia Holdings and Transition Services Agreements are not material agreements that require filing pursuant to Item 601(b)(10) of Regulation S-K. In particular, please

Loan Lauren P. Nguyen

McGraw-Hill Global Education Holdings, LLC

May 7, 2014

provide a sufficiently detailed analysis explaining why these are not material agreements and why they are not material to an understanding of your current business.

The Company respectfully submits that Regulation S-K does not require the Company to file the Transition Services Agreements or the Stockholders Agreement of Georgia Holdings (the “Georgia Holdings Stockholders Agreement”).

Item 601(b)(10)(i) of Regulation S-K (“Item 601”) states the following: “Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest” (emphasis added).

Neither the Company nor any of its subsidiaries is a party to the Georgia Holdings Stockholders Agreement. Item 601 states that “only contracts need be filed as to which the registrant or a subsidiary of the registrant is a party”. Additionally, neither the Company nor its subsidiaries has a beneficial interest in the Georgia Holdings Stockholders Agreement; rather, the beneficiaries of the Georgia Holdings Stockholders Agreement are certain holders of the equity securities of Georgia Holdings, Inc., an indirect parent of the Company. Item 601 states “only contracts need be filed . . . in which the registrant or such subsidiary has a beneficial interest.” Lastly, neither the Company nor its subsidiaries has any performance obligations under the Georgia Holdings Stockholders Agreement. For the foregoing reasons, the Company has determined both that the Georgia Holdings Stockholders Agreement is not material to the understanding of the Company’s current business and that Item 601 does not require the Company to file the Georgia Holdings Stockholders Agreement on the basis of the terms and construction of that agreement.

The Transition Services Agreements are no longer material to the Company because substantially all of the services contracted in the Transition Services Agreements have already been completed or terminated. Only a small number of services continue to be provided under the Transition Services Agreements, and these remaining services are not, individually or in whole, material to the Company’s operations. For the foregoing reasons the Company believes the Transition Services Agreements are not material to an understanding of its current business and are not required to be filed pursuant to Item 601(b)(10).

Loan Lauren P. Nguyen

McGraw-Hill Global Education Holdings, LLC

May 7, 2014

Signatures, page S-12

8.	Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of Principal Executive Officer, the majority of the board of directors, and either Principal Financial Officer or Controller.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page S-12 of Amendment No. 2.

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3055.

Sincerely,
/s/ Monica K. Thurmond Monica K. Thurmond

cc:	David Stafford
Senior Vice President and General Counsel
McGraw-Hill Global Education Holdings, LLC